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Exhibit 12.2

Hispanic Broadcasting Corporation and Subsidiaries

Statement Regarding Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends

(in thousands except ratio)

	Year Ended December 31,
	2001	2000	1999	1998	1997
Earnings:
Income from continuing operations before income taxes	$50,911	$68,591	$57,989	$44,624	$31,389
Fixed charges	3,239	2,481	3,054	3,292	4,863

Earnings as adjusted (A)	$54,150	$71,072	$61,043	$47,916	$36,252

Fixed Charges:
Interest expense	$403	$819	$1,607	$2,046	$3,947
Interest portion of rental expense(1)	2,836	1,662	1,447	1,246	916

Total fixed charges	3,239	2,481	3,054	3,292	4,863
Preferred stock dividends(2)	—	—	—	—	—

Total fixed charges and preferred stock dividends (B)	$3,239	$2,481	$3,054	$3,292	$4,863

Ratio of earnings to combined fixed charges and preferred stock dividends (A) divided by (B)	16.7	28.6	20.0	14.6	7.5

(1)
Management of the Company believes approximately one-third of rent expense is representative of the interest component of rent expense.

(2)
Represents pretax earnings required to cover preferred stock dividends.

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Hispanic Broadcasting Corporation and Subsidiaries Statement Regarding Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (in thousands except ratio)